Exhibit 1.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated February 13, 2026, with respect to the common stock shares of Evolution Metals & Technologies Corp., is filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2026.

The NYX 2025 Irrevocable Trust UA, dated April 8, 2025

By:	/s/ Andrew F. Knaggs
Name:	Andrew F. Knaggs
Title:	Individual Trustee

/s/ Andrew F. Knaggs
Andrew F. Knaggs